SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                        WALKER INTERACTIVE SYSTEMS, INC.


                                (Name of Issuer)

                         Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   931664106

                                 (CUSIP NUMBER)

                         Fallen Angel Equity Fund, L.P.
                         c/o Fallen Angel Capital, LLC
                                960 Holmdel Road
                           Holmdel, New Jersey 07733

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                          Michael G. Tannenbaum, Esq.
                   Tannenbaum Helpern Syracuse & Hirschtritt
                         900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 August 23, 1999
                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]


                    Page 1 of 6 Pages

 ------------------------                             ------------------------
|   CUSIP NO.931664106   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Fallen Angel Equity Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware, USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      1,620,570 Shares of Common Stock
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |      1,620,570 shares of Common Stock
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,620,570 shares of Common Stock
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.56%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP No. 931664106     SCHEDULE 13D


Item 1. Security and Issuer.

Security Acquired: Common Stock, $.001 par value

Issuer: Walker Interactive Systems, Inc. (the "Issuer")
                Marathon Plaza Three North
                303 Second Street
                San Francisco, CA 94107

Item 2.             Identity and Background.

     Fallen Angel Equity Fund, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The Partnership is located at c/o Fallen Angel Capital, LLC, 960 Holmdel Road, Holmdel, New Jersey 07733. The general partner of the Partnership is Fallen Angel Capital, LLC (the "General Partner"). The Partnership has not been convicted in a criminal proceeding during the last five (5) years. The Partnership is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The General Partner is located at 960 Holmdel Road, Holmdel, New Jersey 07733. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 960 Holmdel Road, Holmdel, New Jersey 07733. The General Partner and Mr. Goldsmith have not been convicted in a criminal proceeding during the last five (5) years. The General Partner and Mr. Goldsmith are not, and during the past five (5) years were not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. David C. Wetmore, a member of the General Partner, is a director of the Issuer.

Item 3.             Source and Amount of Funds or Other Consideration.

     The Partnership acquired the common stock of the Issuer through the working capital of the Partnership. Mr. Goldsmith does not directly own any shares of the Issuer.


                    Page 3 of 6 Pages

Item 4              Purpose of Transaction

     The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. The Partnership seeks to generate returns by investing in public companies in the information technology industry that have "fallen from favor." The Partnership identifies companies with undervalued securities and acquires significant minority stakes in them. The
Partnership continues to believe that the shares of the Issuer remain undervalued at the time of this filing. The Partnership intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to it, the Partnership may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. While the Partnership has no present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, the Partnership may communicate with shareholders and various parties including the management and the board of directors of the Issuer concerning the possible ways to increase shareholder value. Other than as described above, neither the Partnership nor Mr. Goldsmith have plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j. any action similar to any of those enumerated above.


                    Page 4 of 6 Pages

Item 5.             Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, the Partnership owns 1,620,570 shares of the Issuer's common stock, representing in the aggregate approximately 11.56% of the Issuer's 14,013,999 shares outstanding as of August 10, 1999 (based upon information obtained from the Issuer's latest 10-Q).

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by the Partnership since the most recent filing of 13D, including the price per Share and the means by which such purchase or sale was effected.


Identity                     Date         Amount of Securities     Price/Share              Type

Partnership                  8/06/99(1)     2,000                   $2.99500          open-market purchase

Partnership                  8/20/99       50,000                   $2.94780          open-market purchase

Partnership                  8/23/99      100,000                   $2.82265          open-market purchase

Partnership                  8/23/99      200,000                   $2.79138          open-market purchase

Partnership                  8/24/99       50,000                   $2.82280          open-market purchase

Partnership                  8/24/99      100,000                   $2.82265          open-market purchase

Partnership                  8/25/99      100,000                   $2.82265          open-market purchase

Partnership                  8/26/99       41,100                   $2.85136          open-market purchase

Partnership                  8/27/99      150,000                   $2.82260          open-market purchase

Partnership                  8/30/99       60,000                   $2.88525          open-market purchase

(d)        Not applicable.

(e)        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not Applicable.

_______________________
(1) This transaction occurred before August 9, 1999, the date of filing of 13D, and was inadvertently not reported because of a broker's error.

                         Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits

                Not Applicable.

Signatures

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 1, 1999



/s/ Barry Goldsmith
________________________________________________________________________
Signature



________________________________________________________________________
Name/Title

Barry Goldsmith, Manager, Fallen Angel Capital, LLC, General Partner of the Partnership


                        Page 6 of 6 Pages